Filed Pursuant to Rule 433

Free Writing Prospectus dated September 28, 2018

Relating to Preliminary Prospectus dated September 25, 2018

Registration No. 333-227243

Explanatory Note

This free writing prospectus relates to the proposed public offering of securities of Aytu BioScience, Inc. (the “Company”). The securities are being registered on a Registration Statement on Form S-1 (File No. 333-227243). This free writing prospectus should be read together with the preliminary prospectus dated September 25, 2018.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Prospectus may be obtained from: Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th Floor, New York, NY 10172, Telephone: (212) 409-2000, or by emailing prospectus@ladenburg.com.

Aytu BioScience (NASDAQ: AYTU) Corporate Overview | October 2018

Forward - Looking Statement This presentation includes forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this presentation, including statements regarding our anticipated future clinical and regulatory events, future financial position, business strategy and plans and objectives of management for future operations, are forward - looking statements. Forward looking statements are generally written in the future tense and/or are preceded by words such as “may,” “will,” “should,” “forecast,” “could,” “expect,” “suggest,” “believe,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: risks relating to gaining market acceptance of our products; obtaining reimbursement by third - party payors ; the potential future commercialization of our product candidates; the anticipated start dates, durations and completion dates, as well as the potential future results of our ongoing and future clinical trials; the anticipated designs of our future clinical trials; the timing, costs and results of our future regulatory submissions and events; our anticipated future cash position; and future events under our current and potential future collaborations. We also refer you to the risks described in “Risk Factors” in Part I, Item 1A of Aytu BioScience , Inc.’s Annual Report on Form 10 - K and in the other reports and documents we file with the Securities and Exchange Commission from time to time. 2

Statement about Free Writing Prospectus This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared sol ely for informational purposes, it does not contain all of the information that you should consider before investing in our compa ny. Except as otherwise indicated, this presentation speaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person i n a ny jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal of fen se. This presentation includes industry and market data that we obtained from industry publications and journals, third - party studie s and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surve ys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw da ta, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited therein. We have filed a Registration Statement on Form S - 1A with the SEC, including a preliminary prospectus dated September 28, 2018 (the “Prospectus”), with respect to the offering of our securities to which this communication relates. Before you invest, y ou should read the Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the Prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th Floor, New York, NY 10172, or by email at prospectus@ladenburg.com . 3

Overview • Commercial - stage, revenue - generating specialty pharmaceutical company – Portfolio of approved, revenue - generating products, leveraging focused commercial team; expertise in building specialty brands within well - established markets – Unique products address large, growing specialty markets (TAM = ~ $3.6 Billion) 1 - 2 • Experienced, entrepreneurial management team with proven success in launching and growing specialty life sciences companies – Founding management team grew Arbor Pharmaceuticals from inception to over $127MM in net revenue in less than five years • Best - in - Class, Approved Products – Natesto® (testosterone) nasal gel, only FDA - Approved nasally administered testosterone; treatment of hypogonadism (“Low T”) – ZolpiMist™ (zolpidem tartrate) oral spray, only FDA - Approved oral spray zolpidem tartrate; short - term treatment of insomnia – MiOXSYS® System, CE Marked, Health Canada cleared, Australian TGA approved, Mexican COFEPRAS approved; novel point - of - care semen analysis system with the potential to become a standard of care diagnostic in the assessment of male infertility • Established, U.S. - Based, Commercial Infrastructure – 35 - person internal specialty salesforce – 12 - distributor global distribution network 4 1. IQVIA December 2017 2. Symphony Health PHAST Prescription Monthly for current twelve months ending 2/2018.

Novel Products Addressing Large Markets

Natesto®
(testosterone) nasal gel CIII

13 million U.S. men affected[1]
6.8 million Rxs annually[2]
$1.8 billion Rx category[2]

Only FDA-Approved, Nasally-Administered Testosterone Replacement Therapy (TRT)[3]

ZolpiMIST™
(zolpidem tartrate) ORAL SPRAY

Up to **30% of U.S. adults** affected[4]
43 million Rxs annually[5]
$1.8 billion Rx category[5]

Only FDA-Approved, Oral Spray Zolpidem Tartrate[6]

MiOXSYS®

- 72 million couples affected worldwide[7]
- CE Marked **diagnostic device for male infertility**
- Initial revenues growing; devices placed at leading urology centers around the world

1. Dandona P. A practical guide to male hypogonadism in the primary care setting. International Journal of Clinical Practice. 2010 May; 64(6): 682-696. 2. IQVIA December 2017. 3. The Medical Letter. Testosterone Nasal Gel (Natesto) for Hypogonadism. Issue 1468. May 11, 2015. Accessed at secure.medicalletter.org 4. Roth T. Insomnia: Definition, Prevalence, Etiology, and Consequences. Journal of Clinical Sleep Medicine. 2007 August 15; 3(5 Suppl): S7-S10. 5. Symphony Health PHAST Prescription Monthly for current twelve months ending 2/2018. 6. The Medical Letter. Zolpidem Oral Spray (Zolpimist) for Insomnia. Issue 1384. February 20, 2012. Accessed at secure.medicalletter.org.
7. Agarwal A Mulgund A, Hamada A, Chyatte MR. A unique view on male infertility around the globe. Reproductive Biology and Endocrinology. 2015; 13:37.

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Natesto®: The only FDA - approved, nasally - administered testosterone replacement therapy

Testosterone U.S. Market Opportunity

Branded Topicals ($U.S. - 2017)[1]



AXIRON 10%
ANDRODERM 6%
TESTIM 4%
NATESTO 1%
FORTESTA 1%
ANDROGEL 80%
12 Months Ending Dec 2017 Gross Sales $1.3 BN*

*$1.8 BN in TRT category gross sales, including brands, injections and generics[1]



Androgel

- Current topical treatments (market leader - AndroGel®) have a **BLACK BOX WARNING** related to transference of testosterone[2]
- Androgel can **decrease** sperm production and potentially **impact fertility**[3]
- 1% Androgel available as generic

Natesto

- Only topical TRT with **No BLACK BOX WARNING**
- Clinical study being conducted to assess impact on sperm production and gonadotropins (interim results expected November 2018)

Natesto® (testosterone) nasal gel ©

1. IQVIA December 2017 2. AndroGel Prescribing Information. 3. Oral enclomiphene citrate raises testosterone and preserves sperm counts in obese hypogonadal men, unlike topical testosterone: restoration instead of replacement. October 23, 2015. https://onlinelibrary.wiley.com/doi/abs/10.1111/bju.13337.

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Natesto: The only nasally delivered TRT

The Only FDA-Approved Intranasal Testosterone

Uniquely-delivered, patented TRT with multiple advantages over existing treatment options[1-3]

- Only nasally-administered TRT: convenient, rapid and **efficient** drug delivery
- Delivers the **lowest** topically applied FDA-approved dose of testosterone


Natesto

– Fast, clean application

– Easy to use and transport

No BLACK BOX Warning

- Natesto is the ***only*** topical TRT **without** a BLACK BOX warning[3]
- All other TRTs carry a "BLACK BOX warning" due to the risk of transference[4]
- Transference causes androgen/male-trait enhancing side effects in women (hair growth, male pattern baldness, etc.)[4,5]

AndroGel® (testosterone gel) 1.62% for topical use CIII
Initial U.S. Approval: 1953

WARNING: SECONDARY EXPOSURE TO TESTOSTERONE
See full prescribing information for complete boxed warning.
- Virilization has been reported in children who were secondarily exposed to testosterone gel (5.2, 6.2).
- Children should avoid contact with unwashed or unclothed application sites in men using testosterone gel (2.2, 5.2).
- Healthcare providers should advise patients to strictly adhere to recommended instructions for use (2.2, 5.2, 17).

AYTU BioScience

1. Natesto Prescribing Information. 2. Natesto.com. 3. FDA Approved Drug Products. Accessed at https://www.accessdata.fda.gov/scripts/cder/drugsatfda/index.cfm?fuseaction=Search.DrugDetails. 4. Androgel Prescribing Information. 5. Axiron Prescribing Information.

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Unique pharmacokinetic profile leads to a distinct clinical profile for Natesto

Rapid Absorption & Clearance

- 90% achieved normal T levels[1]
- Cmax of 1,044 ng/dl at 40 minutes[1]
- Pulsatile dosing more closely mimics natural testosterone production[2]



(B)
Mean (SD) serum total testosterone concentration (ng/dL)
1500
1200
900
600
300
0
0
2
4
6
8
10
12
14
16
18
20
22
24
Time (h)

Significant Symptom Improvement

- NATESTO causes statistically significant improvements in <u>each of the 5 domains</u> of erectile function; the majority of the effect was evident by **Day 30** ($P < 0.0001$)[3]
- NATESTO caused substantial increase in positive affect (mood) ***AND*** a substantial decrease in negative affect as <u>early as Day 30</u> ($p < 0.0001$)[3]

AYTU BioScience

1. Natesto Prescribing Information. 2. Data on File. Aytu BioScience. 2018. 3. Robert A Josephs PhD, Nathan Bryson PhD, Robin A. Owen PhD and Natalia Tkachenko MD University of Texas at Austin, Austin, TX, USA, Acerus Pharmaceuticals, Mississauga, ON, Canada.

9

83% 59% 62% 32% 31% 23% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% January-18 February-18 March-18 April-18 May-18 June-18 January-18 February-18 March-18 April-18 May-18 June-18 Natesto Support Programs are Driving Revenue 10 Before Support Programs After Support Programs 68% average monthly coupon use 28% average monthly coupon use

Robust Growth in Paid Natesto Prescriptions from First Half to Second Half FY 2018 11 Natesto Total Paid Prescriptions 2,574 3,780 1,000 1,500 2,000 2,500 3,000 3,500 4,000 1H 2018 2H 2018

Robust Company Revenue Growth >100% revenue growth from March to September 2018* $607,000 $925,000 $1,300,000 NET REVENUE BY QUARTER 3/31/18 6/30/18 9/30/2018 12 * * Q4 FY18 Cash Use: $4.5M excluding ZolpiMist acquisition Projected financials; subject to auditor review Expected Q1 FY19 Net Cash Used ~ $3M*

Catalysts to Accelerate Natesto Growth 1. INCREASE FILL & REFILL RATES & HIGHER NET SELLING PRICE • Reimbursement Support Programs ; Underway in Q4 2018 – Patient support programs to facilitate improved product reimbursement and access via payors – Reimbursement support programs designed to : • Increase new prescription fill rates • Increase prescription refill rates • Improve gross - to - net 2. IMPROVE REIMBURSEMENT & INCREASE NET REVENUE PER RX • Expansion of Natesto Reimbursement Support to include NatestoDirect delivery service • Decreasing utilization of coupons and discontinuation of vouchers 3. EXPAND CLINICAL CLAIMS THROUGH NEW CLINICAL DATA • November 2018 Data Readout - Investigator - initiated spermatogenesis study underway at University of Miami (Ranjith Ramasamy, M.D. Director of Reproductive Urology) 13 Driving revenue growth

The Clinical Significance of the Natesto Spermatogenesis Study is Substantial “Currently, there are no FDA - approved therapies to treat men with low testosterone who wish to preserve their fertility. About 20% of men with Low T deal with these decisions, and Natesto could be an alternative for simultaneously increasing testosterone while preserving sperm production.” Ranjith Ramasamy, MD Director of Reproductive Urology University of Miami 14

Natesto Could Shift a Clinical Paradigm in Hypogonadism Treatment

Current Tx Paradigm

AndroGel® (testosterone gel) 1.62% CIII

"As this study has shown in a randomized, double-blind, double-dummy, placebo-controlled manner, exogenous testosterone therapy with Androgel can clearly decrease sperm production and potentially impact fertility."[1]

Edward Kim, MD
Urologist
University of Tennessee Medical Center
Study published in *BJU International*
October 27, 2015

42 men treated

→

Natesto Tx Paradigm

Natesto® (testosterone) nasal gel CIII

"We have so far found that, in all of the men that have been on the [*Natesto*] therapy for at least three months, they're very happy, their testosterone levels have improved, and their sperm production is maintained."[2]

Ranjith Ramasamy, MD
Director of Reproductive Urology
University of Miami
Interview excerpt – ABC News Local 10
May 1, 2018

12 men enrolled

1. Kim ED, McCullough A, Kaminetsky J. Oral enclomiphene citrate raises testosterone and preserves sperm counts in obese hypogonadal men, unlike topical testosterone: restoration instead of replacement. BJUI. Volume 117, Issue 4, April 2016. pp 677-685. 2. Corso K. UM doctors test new medication for treating men with low testosterone. ABC News Local 10 Newscast. Accessed at: https://www.local10.com/health/um-doctors-test-new-medication-for-treating-men-with-low-testosterone-. May 1, 2018.

AYTU BioScience

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Preliminary Published Data: Natesto Maintains Normal Semen Parameters & Gonadotropins

EUROPEAN UROLOGY FOCUS

"We have accumulated promising initial data demonstrating that Natesto can not only increase serum T but also maintain FSH, LH, and importantly, semen parameters. Natesto has the potential to be "paradigm shifting" in our approach to develop a safe and effective treatment for men with low T who wish to preserve fertility."



A
Median testosterone
1000
900
800
700
600
500
400
300
200
100
0
Baseline
1 mo
3 mo
6 mo
B
Median FSH and LH
7
6
5
4
3
2
1
0
Baseline FSH
3 mo FSH
6 Mo FSH
Baseline LH
3 mo LH
6 mo LH
C
Median semen parameters
70
60
50
40
30
20
10
0
C Baseline
C 3 mo
C 6 mo
M Baseline
M 3 mo
M6 mo
TMSC Baseline
TMSC 3 mo
TMSC 6 mo

(A) Median testosterone levels at baseline and at 1, 3, and 6 mo. after therapy with Natesto TID dosing. **Note that changes at 1, 3, and 6 mo. are significantly increased from baseline.**

(B) Median follicle-stimulating hormone (FSH) and luteinizing hormone (LH) levels at baseline and at 3 and 6 mo. after therapy with Natesto TID dosing. **Note that the changes in FSH and LH are decreased, but nonsignificant.**

(C) Median semen analysis concentration (C) , motility (M), and total motile sperm counts (TMSC) at baseline and at 3 and 6 mo. after therapy with Natesto TID dosing. **Changes from baseline to 3 and 6 mo. are all nonsignificant.**

n = 5

Masterson T, Molina M, Ibrahim E, Ramasamy R. *Natesto Effects on Reproductive Hormones and Semen Parameters: Results from an Ongoing Single-center, Investigator-initiated Phase IV Clinical Trial.* European Urology Focus DOI: (10.1016/j.euf.2018.08.009)

Copyright © 2018 European Association of Urology Terms and Conditions

AYTU BioScience

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Natesto Spermatogenesis Study Strategic Implications Extend patent runway Secure market exclusivity (20% of patient pool) Gain leverage with payors FDA - approved label claims 17

Study Underway to Assess Natesto’s Impact on Sperm Production & Endogenous Testosterone Study Summary – Interim Readout Expected November 2018 • “Natesto Effects on Testosterone, Luteinizing Hormone, Follicle Stimulating Hormone and Semen Parameters” – This would be the first study ever to demonstrate minimal, or no impact of a TRT on sperm production and testosterone levels – Prospective, open - label study investigating Natesto’s impact on patients’ semen parameters, endogenous testosterone production, and LH/FSH levels – Will assess 40 patients with confirmed hypogonadism (testosterone (T) < 350 on 2 consecutive samples collected more than 1.5 hours apart in the morning – 2 complete sperm cycles ~ 24 weeks; 6 study visits • Principal Investigator: Ranjith Ramasamy, MD (University of Miami) – Director of Male Reproductive Medicine and Surgery; Assistant Professor; Department of Urology • Primary endpoint: Change in FSH, LH, Estradiol, Testosterone, and Semen Analysis • Final readout – expected June 2019 18

Robust U.S. Market Opportunity

Market Dynamics

- We believe three potential competitors may not be approved:
  - Antares Pharma received a Complete Response Letter for Xyosted in October ’17[1]
  - Lipocine received two Complete Response Letters for Tlando in May 2018[2]
  - FDA Advisory Committee voted against approval of Clarus Therapeutics’ oral testosterone, Jatenzo in January 2018[3]

Significant Market Need

- **$1.8 BN** in annual total class revenues[4]
- **13 Million** men diagnosed in the U.S.[4]
- Decrease in branded promotion in testosterone replacement therapy (TRT) category, yet substantial treatment needs remain[5]
  - Eli Lilly (NYSE: LLY) terminated Axiron® global licensing agreement (September 2017)[6]

1. Antares Pharma Inc., Corporate Affairs. (2017, October 20). *Antares Pharma receives complete response letter from FDA for Xyosted* [Press release]. Retrieved January 23, 2018, from https://www.antarespharma.com/application/files/9015/0876/2253/XYOSTED.pdf. 2. Lipocine, Inc. Press Release accessed at http://ir.lipocine.com/2018-05-09-Lipocine-Receives-Complete-Response-Letter-for-TLANDO-From-U-S-Food-and-Drug-Administration.3. MedPage Today, Endocrinology. (2018, January 10). FDA Panel: Two Thumbs Down for New Oral Testosterone Drugs [Press release]. Retrieved January 23, 2018, from https://www.medpagetoday.com/endocrinology/generalendocrinology/70432. 4. IQVIA December 2017.5. Tartavoulle TM, Porche DJ. Low Testosterone. Journal for Nurse Practitioners. 2012;(8): 778-786 Accessed at http://www.medscape.com/viewarticle/775165_3. 6. Accessed at www. reuters.com/article/brief-acrux-says-co-and-eli-lilly-and-co/brief-acrux-says-co-and-eli-lilly-and-co-agreed-to-terminate-licensing-agreement-for-axiron-idUSFWN1LM0UN.

Natesto®
(testosterone) nasal gel CIII

19

ZolpiMist™: The only FDA - approved, oral spray prescription sleep aid

Unique Patient Benefits & Innovative Delivery Launching ZolpiMist™ Oral Spray 21 In June 2018, acquired exclusive license for U.S. and Canadian markets Novel, rapid - acting formulation and oral spray delivery of most prescribed prescription sleep aid, zolpidem tartrate LTM gross revenue @ new blended WAC ~ $1.5M 1 Acquired for $700k upfront 2 • Significant patient advantages over Ambien® including: – Rapid onset of action to deliver faster sleep onset than Ambien • No first - pass metabolism • Rapid absorption through oral mucosa and GI tract • Significantly more patients achieved therapeutic blood levels in 15 minutes with ZolpiMist than with Ambien 3 – Effective for patients who have difficulty swallowing tablets 1. Symphony Health PHAST Prescription Monthly for current twelve months ending 5/2018 and assumes blended ZolpiMist WAC of $4 96. 00 (combined 30 - dose and 60 - dose). 2. Aytu BioScience, Inc. 10 - K Filed September 6, 2018. 3. ZolpiMist Clinical Study Report. Issued November 8 , 2007.

ZolpiMist: Sleep. Delivered. Fast. • ZolpiMist initiates sleep quicker than Ambien 1 • In the ZolpiMist Clinical Study Report for FDA approval, significantly more patients achieved therapeutic blood levels in 15 minutes with ZolpiMist than Ambien 1 22 19% 63% 0% 10% 20% 30% 40% 50% 60% 70% 80% Ambien Zolpimist % of patients receiving 5 mg reaching plasma drug levels associated with sedation (>20 ng/mL) Ambien Zolpimist 1. ZolpiMist Clinical Study Report. Filed November 8, 2007. n = 46; T max (min) and C max (ng/mL) parameters

Significant Market Opportunity • Large Prescription Class – 43.6 million sleep aid TRxs annually 1 • Zolpidem tartrate: Most commonly prescribed molecule for insomnia in the U.S. – $1.8 BN in annual class WAC sales 1 – >30 million TRxs annually (all zolpidem formulations) 1 • Achieving only 1% market share of zolpidem TRxs would yield ~$50M in Net Revenue 1 - 2 Silenor ® LTM WAC sales = $67M 1 Ambien®/Ambien® CR LTM WAC sales = $66M 1 23 1. Symphony Health PHAST Prescription Monthly non - benzodiazepine sleep aids for current twelve months ending May 2018. 2. Assumes ZolpiMist WAC of $329.50 per prescription and 50% gross - to - net.

MiOXSYS®: First - in - class, CE Marked male infertility diagnostic system

MiOXSYS for Male Infertility First - in - Class In Vitro Diagnostic Device • CE Marked, Health Canada Cleared, Australian TGA & Mexican COFEPRAS Approved; Rapid IVD test available for in - office testing to screen for male infertility • Measures oxidative stress in male infertility cases that would otherwise go undetected with a routine semen analysis. • Minimal footprint and procedure, as compared to other methods. • U.S. clinical and 510k regulatory pathway expected to be relatively short and well defined • Working towards pre - submission meeting with FDA • Razor - razorblade commercial model with recurring revenues from disposable, single - use sensors 25 “This new test can rapidly help clinicians identify infertile patients with confidence, so that treatment strategies can be initiated immediately. This in turn helps the clinic improve the chances of pregnancy” – A. Agarwal ASRM 2016

Recent Guidelines Support Seminal Oxidative Stress Testing in Recurrent Pregnancy Loss 26 • November 2017 Guideline on Recurrent Pregnancy Loss from the European Society of Human Reproduction and Embryology (ESHRE): The main cause of DNA damage is Oxidative Stress and this seems to be exacerbated by smoking, obesity and excessive exercise. • Testing to assess DNA damage should be offered to couples following even a single miscarriage after fertility treatment. 1 1. European Society of Human Reproduction and Embryology. ESHRE Early Pregnancy Guideline Development Group. Nov 2017.

Global Commercialization Underway 28 Growing S ales F ootprint – Currently S old in 29 C ountries EUROPE 63 Placements Unillabs TDL Zech Clinic Invicta Clinic MIDDLE EAST - NORTH AFRICA 30 Placements Amerikan IVF Hamad Medical Corp. ASIA 13 Placements IVF Namba Clinic Dokkyo University Singapore General NORTH AMERICA 10 Placements Cleveland Clinic Create Fertility Centre RMA NY AUSTRALIA & PACIFIC 2 Placements 55 63 50 52 54 56 58 60 62 64 2017 YTD 2018 YTD MiOXSYS Instrument Placements

Commercial Distribution Upcoming Milestones Capitalization

Commercial Distribution • U.S. Commercial Infrastructure & Distribution – U.S. - based, internal sales force with national footprint – 35 - person specialty sales force in major MSAs – Contracted with and shipping to all major national and regional U.S. wholesalers – Retail channel partners can readily order Rx products • International Distribution Network - MiOXSYS – Over 12 distribution partners for MiOXSYS – Sold into 29 countries to date – CE Marking, Health Canada, Australian TGA, and Mexican COFEPRAS approvals 29

Commercially - Focused Management Team with a History of Growing Commercial Organizations • Former VP of Commercial Operations at Arbor Pharmaceuticals where revenues grew from zero to over $127MM in <5 years • Previous COO of Ampio Pharmaceuticals/CEO of Luoxis, a specialty biotechnology company • Progressive commercial roles at LipoScience, Cyberonics, and GlaxoSmithKline Josh Disbrow – Chief Executive Officer 30 • Founder and original President/CEO of Arbor Pharmaceuticals where revenues grew from zero to over $127MM in <5 years • Former CEO of Vyrix Pharmaceuticals, a specialty pharmaceutical company focused on male sexual dysfunction • Progressive commercial roles at Accentia Pharmaceuticals, GlaxoSmithKline Jarrett Disbrow – Chief Operating Officer • Former CFO of Specialized Health Products International and Catheter Connections, acquired by CR Bard and Merit Medical, respectively • Former Chief Accounting Officer of Intarcia Therapeutics • Previous Managing Director of Duff & Phelps and Director of E&Y Capital Markets David Green, CPA – Chief Financial Officer

Capitalization 31 Capitalization as of September 25, 2018* Common Shares Outstanding (9/25/18) 1,801,411 Options (weighted average exercise price $325.97) 1,798 Warrants (weighted average exercise price $25.94) 1,882,661 Fully Diluted Shares 3,679,221 * 100% equity financed; zero outstanding debt

Upcoming Catalysts 1. Natesto Spermatogenesis Study • Interim readout – November 2018 • Final data readout – Summer 2019 2. ZolpiMist launch 3. Strong quarterly Natesto prescription and factory sales growth • Rollout of Natesto Support Program & NatestoDirect 33

Aytu Investment Considerations • Rapidly growing, revenue generating, specialty pharmaceutical company • Growing Product Portfolio Addressing Hypogonadism, Insomnia, and Male Infertility – Natesto - First and Only Intranasal Testosterone Treatment – Hypogonadism – ZolpiMist - First and Only Oral Spray Zolpidem Tartrate - Insomnia – MiOXSYS – First and Only In - Office Oxidative Stress Test ( if cleared ) - Male Infertility • U.S. Commercial Infrastructure and International Distribution Network – U.S. - based, specialty sales force with national footprint – Global distributor network; products sold in 29 countries • Upcoming and Ongoing Catalysts: – Natesto Spermatogenesis Study interim readout – November 2018 – Strong quarterly Natesto prescription and factory sales growth – Increasing net sales due to rollout of Natesto Support Program & NatestoDirect – Initial revenue contribution from ZolpiMist launch 35

Contact Information Josh Disbrow Chairman & Chief Executive Officer +1 (720) 437 - 6520 josh.disbrow@aytubio.com